MATERIAL CHANGE REPORT

**Filed pursuant to Section 75(2) of the *Securities Act* (Ontario)
and corresponding provisions of the
securities legislation in other provinces**

1. **Reporting Issuer**

The name and address of the reporting issuer is:

Mosaic Group Inc.
469A King Street West
Toronto, Ontario
M5V 3M4

2. **Date of Material Changes**

The material change occurred on Tuesday December 31, 2002.

3. **Press Release**

The press release reporting the material change was issued on Tuesday December 31, 2002. A copy of the press release is attached as Schedule "A".

4. **Summary of Material Changes**

Ben Kaak resigned from his position as Executive Vice President and Chief Financial Officer for Mosaic Group Inc. on December 31, 2002.

5. **Full Description of Material Changes**

See attached press release.

6. **Reliance on Section 75(3) of the Act**

Not applicable.

7. **Omitted Information**

Not applicable.

8. **Senior Officers**

Catherine Barbaro

Telephone: (416) 813-4286

9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

SIGNED January 9, 2003, at Toronto, Ontario.

"Catherine Barbaro"

Catherine Barbaro
Vice President, Legal

EXEMPTION ID: 82-34686

Schedule "A"

EXEMPTION ID: 82-34686

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Mosaic Group Begins Restructuring Efforts

TORONTO, Dec. 31 /CNW/ - Mosaic Group Inc. (TSX:MGX) announced today that it has implemented a number of operational restructuring measures designed to more closely align the cost structure with the Company's level of business activity. The measures reflect the commitments made by the Company on December 17, 2002 when it initiated the Court-supervised restructuring of its debt obligations and capital structure.

Mosaic's Marketing and Technology Solutions (MMT), and Performance Solutions divisions have reduced staffing levels by approximately 35 and 25 respectively to bring employee numbers in line with the current level of business in these divisions.

Mosaic also announced today the resignation of Ben Kaak, EVP and Chief Financial Officer. Additionally, as part of Mosaic's operational restructuring measures, the services of John Hoholik, President Mosaic Marketing and Technology Solutions, will no longer be required.

"As promised, Mosaic is moving quickly to bring its cost structure in line with its current level of business activity," said Hap Stephen, Mosaic's Chief Restructuring Officer. "Today's actions are not expected to have an impact on our Brand Partners. These measures are designed to improve the performance, profitability and efficiency of our businesses while maintaining a consistent focus on the needs of our Brands. As announced on December 17 as part of the overall restructuring plan, we will undertake operational restructuring as well as considering the possible sale of all or part of the Company's businesses. In the meantime, Mosaic remains open for business and is continuing to provide its Brand Partners with the best-in-class solutions they have come to expect."

Forward Looking Statements

The Company and its representatives periodically make written and spoken forward-looking statements and projections, including those contained in the annual and quarterly reports to shareholders. Substantial risks and uncertainties exist with respect to such factors as the maintenance of client relationships, client credit risk, complying with terms of debt agreements, the performance of capital markets, changes in interest rates, changes in foreign currency exchange rates, the retention of key management and availability of employees for hire, changes in labour and other laws to which the Company is subject, the impact of terrorism on consumer and business behavior, competition, and overall economic performance, as well as various other risk factors that will be listed from time to time in the Company's reports or other forms of public disclosure whether written or oral. Because of these risks and uncertainties, actual results could differ materially from those contained in the Company's projections or other forward-looking statements. The Company cautions readers when making decisions to consider the risks and uncertainties inherent in relying on forward-looking statements made by the Company and its representatives at this or any other time.

About Mosaic Group Inc.

Mosaic Group Inc., with operations in the United States and Canada, is a best-in-class provider of results-driven, measurable marketing solutions for global brands. Mosaic specializes in three functional solutions: Direct Marketing Customer Acquisition and Retention Solutions; Marketing & Technology Solutions; and Sales Solutions & Research, offered as integrated end-to-end solutions. Mosaic differentiates itself by offering solutions steeped in technology, driven by efficiency and providing measurable and sustainable

EXEMPTION ID: 82-34686

results for our Brand Partners. Mosaic trades on the TSX under the symbol MGX. Further information on Mosaic can be found on its web site at www.mosaic.com.

%SEDAR: 00002180E

-0- 12/31/2002

/For further information: Donna Cox-Davies, VP Communications, Mosaic Group Inc., (416) 813-4279, email: cox-daviesd(at)mosaicgroupinc.com/

(MGX.)

CO: Mosaic Group Inc.
ST: Ontario
IN:
SU:

-30-

CNW 09:21e 31-DEC-02